As filed with the Securities and Exchange Commission on September 7, 2000
                                                     Registration No. 333- 38850
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       FIRST INDUSTRIAL REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)


           Maryland                                    36-3935116
(State or other jurisdiction          (I.R.S. Employer Identification Number)
of incorporation or organization)

                         311 S. Wacker Drive, Suite 4000
                             Chicago, Illinois 60606
                                 (312) 344-4300
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               Michael W. Brennan
                      President and Chief Executive Officer
                       First Industrial Realty Trust, Inc.
                         311 S. Wacker Drive, Suite 4000
                             Chicago, Illinois 60606
                                 (312) 344-4300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:
                            Gerald S. Tanenbaum, Esq.
                               Roger Andrus, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS




                       First Industrial Realty Trust, Inc.

                                 242,876 Shares
                                  Common Stock

     The selling stockholders listed in this prospectus may, from time to time, offer and sell up to 242,876 shares of our common stock. The purchase price of any shares of common stock offered by the selling stockholders will be the market price of a share of common stock at that time unless otherwise indicated in an accompanying prospectus supplement.

     We will receive no proceeds from the sale of the common stock, but will incur expenses in connection with this offering. See "Plan of Distribution."

                   New York Stock Exchange Trading Symbol: FR

     On September 7, 2000, the last reported sale price of a share of common stock on the New York Stock Exchange was $30.50 per share.

     Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 1.











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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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                                September 8, 2000

                                TABLE OF CONTENTS

                                                                         Page

RISK FACTORS...............................................................1
USE OF PROCEEDS............................................................7
SELLING STOCKHOLDERS.......................................................7
PLAN OF DISTRIBUTION.......................................................9
DESCRIPTION OF COMMON STOCK...............................................11
CERTAIN PROVISIONS OF MARYLAND LAW AND THE FIRST INDUSTRIAL
  REALTY TRUST INC. ARTICLES OF INCORPORATION AND BYLAWS..................13
RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK................................15
FEDERAL INCOME TAX CONSIDERATIONS.........................................16
EXPERTS...................................................................19
LEGAL MATTERS.............................................................19
WHERE YOU CAN FIND MORE INFORMATION.......................................19


     No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained in or incorporated by reference in this Prospectus and any accompanying Prospectus Supplement and if given or made, such other information or representations must not be relied upon as having been authorized by the Company or by any of the Selling Stockholders. This Prospectus and any accompanying Prospectus Supplement do not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                       FIRST INDUSTRIAL REALTY TRUST, INC.

     In this prospectus, the terms "we" and "our" refer to First Industrial Realty Trust, Inc. and its subsidiaries, including First Industrial, L.P., unless the context otherwise requires. Unless otherwise indicated, all information regarding our properties is as of June 30, 2000.

General

     First Industrial Realty Trust, Inc. is a real estate investment trust, or REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986. First Industrial Realty Trust, Inc. and its consolidated partnerships and limited liability companies are a self-administered and fully integrated real estate company which owns, manages, acquires, sells and develops industrial real estate. As of June 30, 2000, our portfolio consisted of 528 light industrial properties, 163 bulk warehouse properties, 157 R&D/flex properties, 83 regional warehouse properties and 44 manufacturing properties containing approximately
68.3 million square feet of gross leasable area located in 24 states.

     Our interests in our properties and land parcels are held through partnerships and limited liability companies controlled by First Industrial Realty Trust, Inc., including First Industrial, L.P., of which First Industrial Realty Trust, Inc. is the sole general partner.

     We utilize an operating approach that combines the effectiveness of decentralized, locally based property management, acquisition, sales and development functions with the cost efficiencies of centralized acquisition, sales and development support, capital markets expertise, asset management and fiscal control systems. At June 30, 2000, we had 278 employees.

     We have grown and will seek to continue to grow through the development of industrial properties and acquisition of additional industrial properties.

     First Industrial Realty Trust, Inc. is a Maryland corporation organized on August 10, 1993, and which completed its initial public offering in June 1994. Our principal executive offices are located at 311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606, telephone number (312) 344-4300.

                                  RISK FACTORS

Forward-looking statements may prove inaccurate.

     Your investment in the common stock will involve certain risks. For example, there is the risk that an investment in the common stock will result in a loss. You should carefully consider the following discussion of risks before deciding whether an investment in the common stock is suitable for you. We make statements in this prospectus and the documents we incorporate by reference that are not based on historical facts including statements regarding, among other items:

     o    the condition of the real estate market

     o    legislative or regulatory changes affecting the real estate market

     o    legislative or regulatory changes affecting the taxation of REITs

     o    availability of capital

     o    interest rates

     o    competition

     o supply and demand for industrial properties in our current and proposed market areas, and

     o general accounting principles, policies and guidelines applicable to REITs.

     Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we anticipate. These risks, uncertainties and factors include those discussed below and those set forth elsewhere in this prospectus and in the documents we incorporate by reference, including our 1999 Annual Report on Form 10-K. In light of these risks and uncertainties, the forward-looking statements discussed in this prospectus and the documents we incorporate by reference might not occur.

Real estate investments' value fluctuates depending on conditions in the general economy and the real estate business. These conditions may also limit our revenues and available cash.

     The factors that affect the value of our real estate and the revenues we derive from our properties include, among other things:

     o    general economic climate

     o local conditions such as oversupply or a reduction in demand in the area

     o    the attractiveness of the properties to tenants

     o    tenant defaults

     o    zoning or other regulatory restrictions

     o    competition from other available real estate

     o    our ability to provide adequate maintenance and insurance, and

     o increased operating costs, including insurance premiums and real estate taxes.

Many real estate costs are fixed, even if income from our properties decreases.

     Our financial results depend on leasing space in our real estate properties to tenants on terms favorable to us. In addition, because substantially all of our income comes from rentals of real property, our income and funds available for distribution to our stockholders will decrease if a significant number of our tenants cannot pay their rent. If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and we might incur substantial legal costs.

     Our income may also be reduced if tenants are unable to pay rent or we are unable to rent properties on favorable terms. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

     Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to vary our property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service debt and make distributions to our stockholders.

We may be unable to renew leases or find other lessees.

     We are subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than expiring lease terms. If we were unable to promptly renew a significant number of expiring leases or to promptly relet the space covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the then current rates, our cash funds from operations and ability to make expected distributions to stockholders might be adversely affected. Leases with respect to approximately 6.3 million, 12.4 million and 10.4 million square feet of gross leasable area expire in the remainder of 2000, 2001 and 2002, respectively.

We may incur unanticipated costs and liabilities due to environmental problems.

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from the property, and any related damages to natural resources. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address those conditions properly, may adversely affect the ability to rent or sell the property or to borrow using the property as collateral. Persons who dispose of or arrange for the disposal or treatment of hazardous or toxic materials may also be liable for the costs of clean-up of such materials, or for related natural resource damages, at or from an off-site disposal or treatment facility, whether or not the facility is owned or operated by those persons. No assurance can be given that existing environmental assessments with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of any of the properties did not create any material environmental condition not known to us or that a material environmental condition does not otherwise exist as to any of our properties.

We might fail to qualify or remain qualified as a REIT.

     First Industrial Realty Trust, Inc. intends to operate so as to qualify as a REIT under the Internal Revenue Code of 1986. Although we believe that First Industrial Realty Trust, Inc. is organized and will operate in a manner so as to qualify as a REIT, qualification as a REIT involves the satisfaction of numerous requirements, some of which must be met on a recurring basis. These requirements are established under highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations, and involve the determination of various factual matters and circumstances not entirely within our control. If First Industrial Realty Trust, Inc. were to fail to qualify as a REIT in any taxable year, First Industrial Realty Trust, Inc. would be subject to federal income tax, including any applicable alternative minimum tax, on First Industrial Realty Trust, Inc.'s taxable income at corporate rates. Unless entitled to relief under certain statutory provisions, First Industrial Realty Trust, Inc. also would be disqualified from treatment as a REIT for the four taxable years that follow. See "Federal income tax considerations."

The REIT distribution requirements may require us to turn to external financing sources.

     First Industrial Realty Trust, Inc. could, in certain instances, have taxable income without sufficient cash to enable First Industrial Realty Trust, Inc. to meet the distribution requirements of the REIT provisions of the Code. In that situation, we could be required to borrow funds or sell properties on adverse terms in order to meet those distribution requirements. In addition, because First Industrial Realty Trust, Inc. must distribute to its stockholders at least 95% of our REIT taxable income each year (90% for taxable years beginning after December 31, 2000), our ability to accumulate capital may be limited. Thus, in connection with future acquisitions, First Industrial Realty Trust, Inc. may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, which may or may not be available on favorable terms. Additional debt financings may substantially increase our leverage and additional equity offerings may result in substantial dilution of stockholders' interests. See "Federal income tax considerations."

There are restrictions on the transfer of our common stock.

     To maintain First Industrial Realty Trust, Inc.'s qualification as a REIT under the Code, no more than 50% in value of our outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of a taxable year. Accordingly, First Industrial Realty Trust, Inc.'s articles of incorporation contain provisions restricting the ownership and transfer of our capital stock. See "Restrictions on transfer of capital stock."

Debt financing and the degree of leverage could reduce our cash flow.

     Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to allow us to make more investments than we otherwise could. Our use of leverage presents an additional element of risk in the event that the cash flow from our properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code.

Cross-collateralization of mortgage loans could result in foreclosure on substantially all of our properties if we are unable to service our indebtedness.

     If First Industrial, L.P. determines to obtain additional debt financing in the future, it may do so through mortgages on some or all of its properties. These mortgages may be on recourse, non-recourse or cross-collateralized bases. Cross-collateralization makes all of the subject properties available to the lender in order to satisfy our debt. Holders of indebtedness that is so secured will have a claim against these properties and to the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties that are not the primary collateral for their loan, which may, in turn, result in acceleration of other indebtedness secured by properties. Foreclosure of properties would result in a loss of income and asset value to First Industrial, L.P. and First Industrial Realty Trust, Inc., making it difficult for us to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code.

We may have to make lump-sum payments on our existing indebtedness.

     We are required to make lump-sum or "balloon" payments under the terms of some of our indebtedness, including First Industrial, L.P.'s:

     o $200 million aggregate principal amount of 7.60% Notes due 2028 (the "2028 Notes")

     o $100 million aggregate principal amount of 7.15% Notes due 2027 (the "2027 Notes")

          The holders of the 2027 Notes have the right to require First Industrial Realty Trust, Inc. to redeem through First Industrial, L.P. the 2027 Notes, in whole or in part, on May 15, 2002.

     o $100 million aggregate principal amount of 7.50% Notes due 2017 (the "2017 Notes")

     o $100 million aggregate principal amount of 7 3/8% Notes due 2011 (the "Trust Notes")

          The trust to which the Trust Notes were issued must exercise its right to require First Industrial Realty Trust, Inc., through First Industrial, L.P., to redeem the Trust Notes on May 15, 2004 if the holder of a call option with respect to the Trust Notes fails to give written notice on or before May 1, 2004 that it intends to exercise such option.

     o $150 million aggregate principal amount of 7.60% Notes due 2007 (the "2007 Notes")

     o $150 million aggregate principal amount of 7.0% Notes due 2006 (the "2006 Notes")

     o $50 million aggregate principal amount of 6.90% Notes due 2005 (the "2005 Notes")

     o $100 million aggregate principal amount of 6 1/2% dealer remarketable securities due April 5, 2011 (the "Drs.")

          The Drs. are subject to mandatory redemption by First Industrial, L.P. under certain circumstances on April 5, 2001.

          and

     o a $300 million unsecured revolving credit facility (the "Acquisition Facility") under which First Industrial Realty Trust, Inc., through First Industrial, L.P., may borrow to finance the acquisition of additional properties and for other corporate purposes, including working capital.

          The Acquisition Facility provides for the repayment of principal in a lump-sum or "balloon" payment at maturity in 2003. Under the Acquisition Facility, First Industrial, L.P. has the right, subject to certain conditions, to increase the aggregate commitment under the Acquisition Facility up to $400 million.

     Our ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on our ability either to refinance the applicable indebtedness or to sell properties. We have no commitments to refinance the 2005 Notes, the 2006 Notes, the 2007 Notes, the Trust Notes, the 2017 Notes, the 2027 Notes, the 2028 Notes, the Drs. or the Acquisition Facility. Some of the existing debt obligations of First Industrial Realty Trust, Inc., held through First Industrial, L.P., are secured by our properties, and therefore such obligations will permit the lender to foreclose on those properties in the event of a default.

There is no limitation on debt in our organizational documents.

     We currently have a policy of maintaining a ratio of debt to total market capitalization of 50% or less. We compute that percentage by calculating our total consolidated debt as a percentage of the aggregate market value of all outstanding shares of our common stock, assuming the exchange of all limited partnership units of First Industrial, L.P. for common stock, plus the aggregate stated value of all outstanding shares of preferred stock and total consolidated debt. We also currently have a policy of maintaining a coverage ratio of at least 2.0:1. We calculate the coverage ratio as total revenues minus property expenses and general and administrative expenses divided by interest expense plus capitalized interest and dividends on preferred stock.

     As of June 30, 2000, our ratio of debt to our total market capitalization was 40.9% and for the twelve months ended June 30, 2000 our coverage ratio was
2.20. The organizational documents of First Industrial Realty Trust, Inc., however, do not contain any limitation on the amount or percentage of indebtedness we may incur and our Board of Directors has the power to alter the current policy. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to stockholders and in an increased risk of default on our obligations.

Rising interest rates on our Acquisition Facility could decrease our available cash.

     Our Acquisition Facility bears interest at a floating rate. Increases in the interest rate payable on balances outstanding under the Acquisition Facility would decrease our cash available for distribution to stockholders.

Our charter documents may hinder attempts to acquire us.

     Provisions of our articles of incorporation may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us and thus inhibit a change in control, thereby limiting the opportunity for stockholders to receive a premium for their common stock. See "Certain provisions of Maryland law and the First Industrial Realty Trust, Inc. articles of incorporation and bylaws."

The provisions of our preferred stock may hinder attempts to acquire us.

     Under our articles of incorporation, we have authority to issue up to 10,000,000 shares of preferred stock on such terms as may be authorized by our board of directors. The following amounts were outstanding on March 31, 2000:

     o    1,650,000 shares of our Series A Preferred Stock

     o    40,000 shares of our Series B Preferred Stock

     o    20,000 shares of our Series C Preferred Stock

     o    50,000 shares of our Series D Preferred Stock, and

     o    30,000 shares of our Series E Preferred Stock

The terms of the preferred stock could delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of stockholders. The board of directors has also reserved 1,000,000 shares of our junior participating preferred stock for issuance under a shareholder rights plan adopted by our board of directors. The terms of the shareholder rights plan could delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of stockholders.

Maryland law provisions may hinder attempts to acquire us.

     Under the Maryland General Corporation Law, as applicable to real estate investment trusts, specified "business combinations" between a Maryland REIT, such as First Industrial Realty Trust, Inc., and any person who beneficially owns 10% or more of the voting power of the corporation's shares (an "Interested Stockholder") or, in certain circumstances, an associate or an affiliate of the Interested Stockholder, are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Business combinations for the purposes of the preceding sentence are defined by the MGCL to include specified mergers, consolidations, share exchanges and asset transfers, some issuances and reclassifications of equity securities, the adoption of a plan of liquidation or dissolution or the receipt of any loan advance, guarantee, pledge or other financial assistance or tax advantage. After the five-year period, any such business combination must be recommended by the board of directors and approved by two super-majority stockholder votes unless, among other conditions, the corporation's common stockholders receive a minimum price, as defined in the MGCL, for their shares, in cash or in the same form as previously paid by the Interested Stockholder for its shares. The provisions of the MGCL do not apply to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder.

     First Industrial Realty Trust, Inc.'s articles of incorporation exempt from the business combination provisions of the MGCL any business combination in which there is no Interested Stockholder other than Jay H. Shidler, Chairman of our Board of Directors, or any entity controlled by Mr. Shidler, unless Mr. Shidler is an Interested Stockholder without taking into account Mr. Shidler's ownership of shares of our common stock and the right to acquire shares of our common stock in an aggregate amount which does not exceed the number of shares that Mr. Shidler owned and had the right to acquire, including through the exchange of limited partnership units of First Industrial, L.P., at the time of the consummation of our initial public offering.

     As a result, Mr. Shidler and entities controlled by him may enter into business combinations with us that may not be in the best interest of our stockholders. With respect to business combinations with any other persons, the business combination provisions of the MGCL may delay, deter or prevent a change in control of First Industrial Realty Trust, Inc. that might involve a premium price or otherwise be in the best interest of stockholders.

     The MGCL provides that "control shares" of a Maryland REIT acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers of the corporation and by employees who are also directors of the corporation. "Control shares" are defined as voting shares of stock or beneficial interests that entitle their holder to one of several specified ranges of voting power in elections of directors. If voting rights with respect to control shares have not been approved at a meeting of stockholders, then, subject to certain conditions and limitations, the issuer may redeem any or all of such control shares for fair value. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. First Industrial Realty Trust, Inc.'s bylaws contain a provision exempting any and all acquisitions of our shares of capital stock from the control share provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated in the future.

The composition of our board of directors could hinder a change in control.

     First Industrial Realty Trust, Inc.'s directors are divided into three classes by our articles of incorporation, with terms expiring over a three-year period. The classified board provision could make it more difficult and time-consuming to remove the incumbent directors and may delay, deter or prevent a change in control of First Industrial Realty Trust, Inc. that might involve a premium price or otherwise be in the best interest of stockholders.

Some of our officers and directors may have conflicts of interest with us because of their equity ownership in industrial properties not owned by us.

     Entities affiliated with, or controlled by, some of our officers and directors hold equity interests in industrial properties not owned by us. Some of these properties may compete with properties owned by us. There can be no assurance that decisions by our officers and directors will fully represent the interests of our stockholders rather than those individuals and their affiliates.

Some of our officers and directors may have interests opposed to us with respect to certain transactions because they may suffer adverse tax consequences.

     Some of the officers and directors of First Industrial Realty Trust, Inc. own limited partnership units of First Industrial, L.P., which may be exchanged for shares of common stock. Prior to the exchange of units for common stock, the officers and directors who own limited partnership units may suffer different and more adverse tax consequences than holders of common stock upon the sale of certain of our properties, the refinancing of debt associated with those properties or in connection with a proposed tender offer or merger involving us. Therefore, those individuals and First Industrial Realty Trust, Inc., as partners in First Industrial, L.P., may have different objectives regarding the appropriate terms of any such transaction.

                                 USE OF PROCEEDS

         We will not receive any proceeds from this offering.

                              SELLING STOCKHOLDERS

     The selling stockholders are, except for one, persons who may receive, or have received, shares of common stock in exchange for limited partnership units of First Industrial, L.P. issued as consideration for the contribution of certain real estate to us. The limited partnership units were issued in private transactions exempt from registration under the Securities Act. The limited partnership units must be held for one year before they can be acquired by us in exchange for our common stock. One selling stockholder is an affiliate of First Industrial Realty Trust, Inc. who is selling shares of common stock granted under the First Industrial Realty Trust, Inc. Deferred Income Plan.

     The table below provides, as of September 7, 2000, the names of each selling stockholder and the number of shares of common stock offered by each selling stockholder. As we are not obligated to issue common stock upon exchange for the limited partnership units and the selling stockholders may sell all, some or none of their shares of common stock, no estimate can be made of the aggregate number of shares of common stock that are to be offered hereby, or the aggregate number of shares of common stock that will be owned by each selling stockholder upon completion of the offering to which this prospectus relates. The number of shares in the column "Number of shares offered hereby" includes the number of shares of common stock the selling stockholder may receive in exchange for limited partnership units, except as noted. Amounts shown in the "Number of shares and units owned before the offering" represent the number of securities shown in the column "Number of shares offered hereby" plus shares of common stock and limited partnership units owned by the selling stockholders that are not covered by the registration statement of which this prospectus forms a part. All of the selling stockholders are offering all of the common stock they will own as a result of the exchange of our common stock for their limited partnership units, except as noted.

     With respect to the information presented concerning the selling stockholders listed in the table below, we have not conducted any independent inquiry or investigation to ascertain that information and have relied on written questionnaires furnished to us by the selling stockholders for the express purpose of including that information in this prospectus. Unless otherwise indicated, none of the selling stockholders has, or within the past three years has had, any position, office of other material relationship with us or any of our affiliates.

     The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders named below:

                                                            Number of shares and units owned         Number of shares offered
Name                                                              before the offering                         hereby
----------------------------------------------------     -----------------------------------         ------------------------
Jay H. Shidler                                           1,311,116                                               1,036(1)(2)
Michael T. Tomasz                                          220,749                                              10,186(2)
Kris Nielsen                                                   150                                                 150(2)
John  E.  De B  Blockey,  Trustee  of  John  E. De B
    Blockey Revocable Living Trust                          19,072                                                 360(2)
J. Stanley Mattison                                             79                                                  67(2)
Eileen Millar                                                3,072                                               3,072(2)
Michael Jenkins                                                442                                                 343(2)
Robert W. Holman Jr.                                       172,292                                                  67(2)
James C. Reynolds                                          128,527                                                 130(2)
Paul T. Lambert                                             39,816                                                  67(2)
William Baloh                                                8,582                                               2,149(3)
Sam Shamie Trust Agreement dated March 16, 1978, as
    restated on November 16, 1993                          422,340                                              84,587(3)
Richard H. Zimmerman Living Trust dated October 15,
    1990, as amended                                        58,988                                              11,814(3)
Keith J. Pomeroy Revocable Trust Agreement dated
    December 13, 1976, as amended and restated on
    June 28, 1995                                          161,036                                              32,253(3)
Enid Barden Trust of June 28, 1995                          23,088                                               4,624(3)
Sam L. Yaker Revocable Trust Agreement dated
    February 14, 1984                                       37,870                                               7,585(3)
Armenag Kalaydjian Revocable Trust Agreement dated
    February 28, 1984                                       27,079                                               5,424(3)
RBZ LLC, a Michigan limited liability company                  155                                                  31(3)
KEP LLC, a Michigan limited liability company               98,626                                              19,753(3)
ESAA Associates Limited Partnership, a Michigan
    limited partnership                                     24,217                                               4,850(3)


                                      -8-

                                                            Number of shares and units owned         Number of shares offered
Name                                                              before the offering                         hereby
--------------------------------------------------         ---------------------------------         ------------------------

The Bullock Childrens Education Trust U/A/D
    12/20/94 F/B/O Benjamin Dure Bullock, Henry D.
    & Terri D. Bullock & Richard J. Holmstrom as
    Trustees                                                 4,570                                               2,670(4)
The Bullock Childrens Education Trust U/A/D
    12/20/94 F/B/O Christine Laurel Bullock, Henry
    D. & Terri D. Bullock & Richard J. Holmstrom as
    Trustees                                                 4,570                                               2,670(4)
The Henry D. & Terri D. Bullock Trust U/A/D
    8/28/92, Henry D. Bullock & Terri D. Bullock as
    Trustees                                                83,825                                               6,766(4)
JPG Investment                                                 919                                                 919(5)
The UCLA Foundation - The Anderson School                       40                                                  40(4)
Northwestern University                                         40                                                  40(4)
Muskingum College                                               40                                                  40(4)
Menlo Park Presbyterian Church                                 400                                                 400(4)
Foundation for Advanced Christian Training (FACT)
                                                                90                                                  90(4)
Menlo School                                                   350                                                 350(4)
Timothy J. Donohue                                          17,150                                               1,000(4)
Yale Law School Fund                                         3,000                                               3,000(6)
Stephen Mann                                                12,017                                              12,017(6)
Michael W. Brennan                                         386,719                                               2,873(7)
BSDK Enterprises                                             3,596                                               3,596(8)
Larry L. Miller                                             17,857                                              17,857(9)

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(1) Mr. Shidler is the Chairman of the Board of Directors of First Industrial Realty Trust, Inc.
(2) Represents shares of common stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on January 28, 2000.
(3) Represents shares of common stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on April 30, 1998.
(4) Represents shares of common stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on June 30, 1994.
(5) Represents shares of common stock that may be received in exchange for limited partnerships units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on December 4, 1997.
(6) Represents shares of common stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on March 18, 1998.
(7) Mr. Brennan is the President, Chief Executive Officer and a Director of First Industrial Realty Trust, Inc. Mr. Brennan may sell shares of common stock granted under the First Industrial Realty Trust, Inc. Deferred Income Plan.
(8) Represents shares of common stock that may be received in exchange for (i) 2,186 limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on October 30, 1997 and (ii) 1,410 limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on April 15, 1998.
(9) Represents shares of common stock that may be received in exchange for limited partnership units that were issued as consideration for the contribution of certain real estate to First Industrial Realty Trust, Inc. on May 4, 2000 and June 27, 2000.


                              PLAN OF DISTRIBUTION

     We are registering the selling stockholders' common stock for sale to provide them with freely tradable securities, but the registration of their common stock does not necessarily mean that any of those shares will be issued by us or offered or sold by the selling stockholders. We will not receive any proceeds from the offering by the selling stockholders of their common stock.

     All but one of the selling stockholders may offer shares of common stock that may be issued to them upon the exchange by First Industrial Realty Trust, Inc. of shares of its common stock for limited partnership units of First Industrial, L.P. The limited partnership units were previously issued to the selling stockholders in private placements exempt from the registration provisions of the Securities Act. First Industrial Realty Trust, Inc. will issue up to 240,003 shares of common stock to the selling stockholders in exchange for their limited partnership units. One selling stockholder is an affiliate of First Industrial Realty Trust, Inc. who may sell 2,873 shares of common stock granted under the First Industrial Realty Trust, Inc. Deferred Income Plan.

     First Industrial Realty Trust, Inc. will issue one share of common stock for each limited partnership unit acquired from the selling stockholders. Consequently, with each exchange, First Industrial Realty Trust, Inc.'s interest in First Industrial, L.P. will increase.

     The common stock may be sold from time to time to purchasers:

     o    directly by the selling stockholders or

     o through underwriters, broker-dealers or agents who may receive compensation, which will not exceed amounts customary for the type of transaction, in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares of common stock.

     The selling stockholders and any broker-dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters." As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The common stock offered by this prospectus may be sold in one or more transactions at:

     o    fixed prices,

     o    prevailing market prices at the time of sale,

     o    varying prices determined at the time of sale, or

     o    negotiated prices.

     These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange,

     o    in the over-the-counter market,

     o in transactions otherwise than on these exchanges or services or in the over-the-counter market, or

     o    through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     At any time a particular offer of the common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. The revised prospectus or prospectus supplement will include the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the common stock.

     Under the securities laws of certain states, the common stock may be offered and sold in the state only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be offered or sold unless it has been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling stockholder will sell any or all of the common stock registered under the registration statement of which this prospectus forms a part. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than using this prospectus.

     The selling stockholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person participating in the distribution. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     Under various registration rights agreements for the benefit of certain selling stockholders, we have agreed to pay all expenses of registering the common stock offered hereby, except for underwriting discounts and commissions, fees and disbursements of counsel, accountants or others representing any selling stockholder and transfer taxes, if any. We have agreed to indemnify each selling stockholder and its officers and directors and any person who controls any selling stockholder against certain losses, claims, damages and expenses arising under the securities laws.

                           DESCRIPTION OF COMMON STOCK

     The following is a summary of the material terms of our common stock. You should read our articles of incorporation and bylaws, which are incorporated by reference to the registration statement of which this prospectus is a part.

General

     Under our articles of incorporation, First Industrial Realty Trust, Inc. has authority to issue 100 million shares of its common stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At September 6, 2000 we had outstanding 38,577,196 shares of common stock.

Terms

     Subject to the preferential rights of any other shares or series of stock, including preferred stock outstanding from time to time, and to the provisions of our articles of incorporation regarding excess stock, common stock holders will be entitled to receive dividends on shares of common stock if, as and when authorized and declared by our board of directors out of assets legally available for that purpose. Subject to the preferential rights of any other shares or series of stock, including preferred stock outstanding from time to time, and to the provisions of our articles of incorporation regarding excess stock, common stockholders will share ratably in the assets of First Industrial Realty Trust, Inc. legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of First Industrial Realty Trust, Inc. For a discussion of excess stock, please see "Restrictions on transfer of capital stock."

     Subject to the provisions of our articles of incorporation regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, common stock holders will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares of common stock will not be able to elect any directors.

     Common stock holders have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of First Industrial Realty Trust, Inc.

     Subject to the provisions of our articles of incorporation regarding excess stock, all shares of common stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Under the MGCL, a corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage, but not less than a majority of all of the votes to be cast on the matter, is set forth in the corporation's articles of incorporation. Our articles of incorporation do not provide for a lesser percentage in such situations.

Restrictions on ownership

     For First Industrial Realty Trust, Inc. to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by individuals of our outstanding equity securities. See "Restrictions on transfer of capital stock."

Transfer agent

     The transfer agent and registrar for the common stock is Equiserve - First Chicago Trust Division.

Shareholder rights plan

     On September 4, 1997, the board of directors of First Industrial Realty Trust, Inc. adopted a shareholder rights plan. Under the shareholder rights plan, one right was attached to each outstanding share of common stock at the close of business on October 19, 1997, and one right will be attached to each share of common stock thereafter issued. Each right entitles the holder to purchase, under certain conditions, one one-hundredth of a share of our junior participating preferred stock for $125.00. The rights may also, under certain conditions, entitle the holders to receive common stock, or common stock of an entity acquiring First Industrial Realty Trust, Inc., or other consideration, each having a value equal to twice the exercise price of each right ($250.00). We have designated 1,000,000 shares as junior participating preferred stock and have reserved such shares for issuance under the shareholder rights plan. The rights are redeemable by us at a price of $.001 per right. If not exercised or redeemed, all rights expire on October 20, 2007. The description and terms of the rights are set forth in a shareholder rights agreement between us and First Chicago Trust Company of New York.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND THE
     FIRST INDUSTRIAL REALTY TRUST INC. ARTICLES OF INCORPORATION AND BYLAWS

     The following summary of certain provisions of Maryland law is not complete and is qualified by reference to Maryland law and our articles of incorporation and bylaws, which are incorporated by reference to the registration statement of which this prospectus is a part.

Business combinations

     Under the MGCL, certain "business combinations" between a Maryland corporation and an "Interested Stockholder" or, in certain circumstances, an associate or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Business combinations for the purposes of the preceding sentence are defined by the MGCL to include specified mergers, consolidations, share exchanges and asset transfers, some issuances and reclassifications of equity securities, the adoption of a plan of liquidation or dissolution or the receipt of any loan advance, guarantee, pledge or other financial assistance or tax advantage. After the five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least

     o 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and

     o two-thirds of the votes entitled to be cast by holders of outstanding shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected.

The super-majority vote requirements will not apply if, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. Our articles of incorporation exempt from these provisions of the MGCL any business combination in which there is no Interested Stockholder other than Jay H. Shidler, the Chairman of our board of directors, or any entity controlled by Mr. Shidler unless Mr. Shidler is an Interested Stockholder without taking into account his ownership of shares of our common stock and the right to acquire shares of our common stock in an aggregate amount that does not exceed the number of shares of our common stock that he owned and had the right to acquire, including through the exchange of limited partnership units of First Industrial, L.P., at the time of the consummation of our initial public offering.

Control share acquisitions

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or by directors who are also employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

     o    one-fifth or more but less than one-third,

     o    one-third or more but less than a majority, or

     o    a majority of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition may compel the board of directors, upon satisfaction of certain conditions, including an undertaking to pay expenses, to call a special meeting of stockholders to be held within 50 days after receiving a demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved. The corporation's redemption of the control shares will be for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to

     o shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or

     o acquisitions approved or exempted by our articles of incorporation or bylaws.

     Our bylaws contain a provision exempting any and all acquisitions of our shares of capital stock from the control share provisions of the MGCL. There can be no assurance that this bylaw provision will not be amended or eliminated in the future.

Amendment of articles of incorporation

     Our articles of incorporation, including the provisions on classification of the board of directors discussed below, may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Meetings of stockholders

     Our bylaws provide for annual meetings of stockholders to be held on the third Wednesday in April or on any other day as may be established from time to time by our board of directors. Special meetings of stockholders may be called by

     o    our Chairman of the board or our President

     o    a majority of the board of directors or

     o stockholders holding at least 25% of our outstanding capital stock entitled to vote at the meeting.

     Our bylaws provide that any stockholder of record wishing to nominate a director or have a stockholder proposal considered at an annual meeting must provide written notice and certain supporting documentation to us relating to the nomination or proposal not less than 75 days nor more than 180 days prior to the anniversary date of the prior year's annual meeting or special meeting in lieu thereof (the "Anniversary Date"). In the event that the annual meeting is called for a date more than seven calendar days before the Anniversary Date, stockholders generally must provide written notice within 20 calendar days after the date on which notice of the meeting is mailed to stockholders or the date of the meeting is publicly disclosed.

     The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about the qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal. Our bylaws may have those effects without regard to whether consideration of the nominees or proposal might be harmful or beneficial to us and our stockholders.

Classification of the board of directors

     Our bylaws provide that the number of our directors may be established by the board of directors but may not be fewer than the minimum number required by Maryland law nor more than twelve. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire board of directors. Under the terms of our articles of incorporation, our directors are divided into three classes. One class holds office for a term expiring at the annual meeting of stockholders to be held in 2000, and the other two classes hold office for terms expiring at the annual meetings of stockholders to be held in 2001 and 2002, respectively. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors.

     The classified board provision could have the effect of making the removal of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of common stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For First Industrial Realty Trust, Inc. to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or by attribution, by five or fewer indi-viduals (as defined in the Code to include certain entities) during the last half of a taxable year. Our capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter tax year. See "Certain federal income tax considerations." To ensure that we remain a qualified REIT, our articles of incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than an aggregate of 9.9% in value of our capital stock. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the ownership limit or that would result in our disqualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in us being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock.

     Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically be exchanged for shares of "excess stock", as defined in our articles of incorporation, that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the ownership limit. While the excess stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and it will not be entitled to participate in the accumulation or payment of dividends or other distributions. A transferee of excess stock may, at any time such excess stock is held by us in trust, designate as beneficiary of the transferee stockholder's interest in the trust representing the excess stock any individual whose ownership of the capital stock exchanged into such excess stock would be permitted under the ownership limit, and may transfer that interest to the beneficiary at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged into excess stock. Immediately upon the transfer to the permitted beneficiary, the excess stock will automatically be exchanged for capital stock of the class from which it was converted.

     In addition, we will have the right, for a period of 90 days during the time any excess stock is held by us in trust, and, with respect to excess stock resulting from the attempted transfer of our preferred stock, at any time when any outstanding shares of preferred stock of such series are being redeemed, to purchase all or any portion of the excess stock from the original transferee-stockholder at the lesser of the price paid for the capital stock by the original transferee-stockholder and the market price, as determined in the manner set forth in our articles of incorporation, of the capital stock on the date we exercise our option to purchase or, in the case of a purchase of excess stock attributed to preferred stock which has been called for redemption, at its stated value, plus all accumulated and unpaid dividends to the date of redemption. The 90-day period begins on the date of the violative transfer if the original transferee-stockholder gives notice to us of the transfer or, if no such notice is given, the date the board of directors determines that a violative transfer has been made.

                        FEDERAL INCOME TAX CONSIDERATIONS

     This section is a summary of the material federal income tax matters of general application pertaining to REITs under the Code. The discussion is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to investors subject to special treatment under the federal income tax laws, such as tax-exempt investors, dealers in securities or foreign persons. The provisions of the Code pertaining to REITs are highly technical and complex and sometimes involve mixed questions of fact and law. In addition, this section does not discuss foreign, state or local taxation. We have received an opinion from Cahill Gordon & Reindel as to the conclusions of law expressed in this summary. Prospective investors should consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences specific to them of holding and disposing of the common stock.

Taxation of First Industrial Realty Trust, Inc.

     In the opinion of Cahill Gordon & Reindel, commencing with our taxable year ended December 31, 1994:

     o we have been organized in conformity with the requirements for qualification as a REIT under the Code,

     o our method of operation has enabled us to meet the requirements for qualification as a REIT under the Code, and

     o provided that we continue to satisfy the various requirements applicable under the Code to REITs, as described herein, we will continue to so qualify.

Cahill Gordon & Reindel's opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters with respect to us and certain partnerships and limited liability companies through which we hold substantially all of our assets. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, as a matter of fact, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Cahill Gordon & Reindel. No assurance can be given that the actual results of our operations for any particular taxable year will satisfy those requirements.

     To qualify as a REIT under the Code for a taxable year, we must meet certain organizational and operational requirements, which generally require us to be a passive investor in real estate and to avoid excessive concentration of ownership of our capital stock. Generally, at least 75% of the value of our total assets at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. We may not own securities possessing 10% or more of the voting power of the outstanding voting securities of any corporation or, for taxable years beginning after December 31, 2000, 10% or more of the value of the outstanding securities of any corporation, and the value of any one issuer's securities may not exceed 5% of the value of our gross assets. Shares of qualified REITs, qualified temporary investments and shares of certain wholly owned subsidiary corporations are exempt from these prohibitions. We hold assets through certain wholly owned subsidiary corporations and hold preferred stock interests in certain corporations. In the opinion of Cahill Gordon & Reindel, based on certain factual representations, these holdings do not violate the prohibition on ownership of voting securities.

     Under recent legislation, for tax years beginning after December 31, 2000, the 10% and 5% limitations described above will not apply to the ownership of securities of a "taxable REIT subsidiary." This legislation may permit a REIT to own up to 100% of the securities of a taxable REIT subsidiary subject only to the limitations that the aggregate value of the securities of all taxable REIT subsidiaries owned by the REIT does not exceed 20% of the value of the assets of the REIT, and the aggregate value of all securities owned by the REIT (including the securities of all taxable REIT subsidiaries, but excluding government securities) does not exceed 25% of the value of the assets of the REIT. A taxable REIT subsidiary generally is any corporation (other than another REIT and corporations involved in certain lodging, healthcare and franchising activities) owned by a REIT with respect to which the REIT and such corporation jointly elect that such corporation shall be treated as a taxable REIT subsidiary.

     For each taxable year, at least 75% of a REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes

     o gain from the sale of real property not held primarily for sale to customers in the ordinary course of business

     o    dividends on REIT shares

     o    interest on loans secured by mortgages on real property

     o    certain rents from real property and

     o    certain income from foreclosure property.

For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts. Also, subject to certain limited exceptions, the REIT may not manage the property or furnish services to tenants except through an independent contractor which is paid an arm's-length fee and from which the REIT derives no income. However, a REIT may render a de minimis amount of otherwise impermissible services to tenants, or in connection with the management of property, and treat amounts received with respect to such property as rents from real property. In addition, for taxable years beginning after December 31, 2000, a taxable REIT subsidiary may provide certain services to tenants of the REIT, which services could not otherwise be provided by the REIT or the REIT's other subsidiaries.

     Substantially all of our assets are held through certain partnerships. In general, in the case of a REIT that is a partner in a partnership, applicable regulations treat the REIT as holding directly its proportionate share of the assets of the partnership and as being entitled to the income of the partnership attributable to such share.

     We must satisfy certain ownership restrictions that limit the concentration of ownership of our capital stock by a few individuals and the ownership by us of our tenants. Our outstanding capital stock must be held by at least 100 stockholders. No more than 50% in value of our outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of our taxable year. Accordingly, our articles of incorporation contain certain restrictions regarding the transfer of our common stock, preferred stock and any other outstanding securities convertible into common stock when necessary to maintain our qualification as a REIT under the Code. However, because the Code imposes broad attribution rules in determining constructive ownership, no assurance can be given that the restrictions contained in our articles of incorporation will be effective in maintaining our REIT status. See "Restrictions on transfers of capital stock."

     So long as we qualify for taxation as a REIT, distribute at least 95% of our REIT taxable income (90% for tax years beginning after December 31, 2000), computed without regard to net capital gain or the dividends paid deduction, for our taxable year to our stockholders annually and satisfy certain other distribution requirements, we will not be subject to federal income tax on that portion of such income distributed to stockholders. We will be taxed at regular corporate rates on all income not distributed to stockholders. Our policy is to distribute at least 95% of our taxable income (90% for tax years beginning after December 31, 2000). We may elect to pass through to our shareholders on a pro rata basis any taxes paid by us on our undistributed net capital gain income for the relevant tax year. REITs also may incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

     Our failure to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon our stockholders. If disqualified for taxation as a REIT for a taxable year, we also would be disqualified for taxation as a REIT for the next four taxable years, unless the failure were considered to be due to reasonable cause and not willful neglect. We would be subject to federal income tax at corporate rates on all of our taxable income and would not be able to deduct any dividends paid, which could result in a discontinuation of or substantial reduction in dividends to stockholders. Dividends also would be subject to the regular tax rules applicable to dividends received by stockholders of corporations. Should the failure to qualify as a REIT be determined to have occurred retroactively in one of our earlier tax years, the imposition of a substantial federal income tax liability on us attributable to any nonqualifying tax years may adversely affect our ability to pay dividends. In the event that we fail to meet certain income tests applicable to REITs, we may, generally, nonetheless retain our qualification as a REIT if we pay a 100% tax on the amount by which we failed to meet the relevant income test so long as such failure was considered to be due to reasonable cause and not willful neglect. Any such taxes would adversely affect our ability to pay dividends and distributions.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     Certain legal matters will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Cahill Gordon & Reindel will rely as to all matters of Maryland law on the opinion of McGuireWoods LLP, Baltimore, Maryland.

                       WHERE YOU CAN FIND MORE INFORMATION

     First Industrial Realty Trust, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of our reports, proxy statements and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Those documents are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange and our Commission filings can also be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     This prospectus is a part of a registration statement we filed with the Commission. As permitted by the Commission, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement.

     We "incorporate by reference" information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this prospectus. Our Commission file number is 1-13102.

     We have previously filed the following documents with the Commission and incorporate them by reference into this prospectus:

     1) Annual Report on Form 10-K for year ended December 31, 1999, filed March 15, 2000;

     2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 15, 2000;

     3) Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 10, 2000; and

     4) The description of the common stock included in First Industrial Realty Trust, Inc.'s registration statement on Form 8-A dated June 23, 1994 and the description of the associated preferred share purchase rights included in the Form 8-A filed September 24, 1997.

     All documents filed by First Industrial Realty Trust, Inc. under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and made a part hereof from the date of the filing of such documents.

         We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing to or calling us at First Industrial Realty Trust, Inc., Attention: Investor Relations, 311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606, telephone (312) 344-4300. The copies of filings will not include exhibits unless those exhibits are specifically incorporated by reference into the filing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, which will be borne by First Industrial Realty Trust, Inc. (the "Company"):

     Securities and Exchange Commission registration fee.........    $ 1,850
     NYSE fee....................................................        875
     Legal fees and expenses.....................................     62,000
     Accounting fees and expenses................................      5,000
                                                                      ------
     Total.......................................................    $69,725
                                                                      ======

Item 15.  Indemnification of Directors and Officers.

     The Company's Articles of Incorporation and Bylaws provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Articles of Incorporation and Bylaws obligate the Company to indemnify its directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and its stockholders against these individuals. The provisions of Maryland law provide for the indemnification of officers and directors of a company under certain circumstances.

Item 16.  Exhibits.

Exhibit
Number                  Description

     4.2 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 10-Q of the Company for the fiscal quarter ended June 30, 1996, File No. 1-13102).

     4.3 Amended and Restated Bylaws of the Company, dated September 4, 1997 (incorporated by reference to Exhibit 1 of the Company's Form 8-K dated September 4, 1997 as filed on September 29, 1997, File No. 1-13102).

     4.4 Rights Agreement, dated as of September 16, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 99.1 of Form 8-A12B as filed on September 24, 1997, Registration No. 333-29879, File No. 1-13102).

     5* Opinion of Cahill Gordon & Reindel, counsel to the Company, as to the legality of the securities being registered, together with the opinion of McGuireWoods LLP.

     8* Opinion of Cahill Gordon & Reindel, counsel to the Company, as to certain tax matters.

     23.1* Consent of PricewaterhouseCoopers LLP.

     23.2* Consent of Cahill Gordon & Reindel (included in Exhibit 5 and Exhibit
          8).

     23.3* Consent of McGuireWoods LLP (included in Exhibit 5).

     24** Powers of Attorney.

-----------------------

*   Filed herewith.

**  Previously filed.

Item 17.  Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the undersigned registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 7, 2000.

                             FIRST INDUSTRIAL REALTY TRUST, INC.

                             By: /s/ Michael J. Havala
                                 ----------------------------------------
                                 Name: Michael J. Havala
                                 Title:  Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  Signature                               Title                          Date
                  ---------                               -----                          ----

                            *                   President, Chief                  September 7, 2000
--------------------------------------------       Executive Officer and
            Michael W. Brennan                     Director (Principal
                                                   Executive
                                                   Officer)

     /s/ Michael J. Havala                      Chief Financial Officer           September 7, 2000
------------------------------------               (Principal Financial
         Michael J. Havala                         and Accounting
                                                   Officer)

                         *                      Director of Strategic             September 7, 2000
------------------------------------               Planning and Director
            Michael G. Damone

                         *                      Director                          September 7, 2000
------------------------------------
            John L. Lesher

                         *                      Director                          September 7, 2000
------------------------------------
            Kevin W. Lynch

                         *                      Director                          September 7, 2000
------------------------------------
            John E. Rau

                         *                      Chairman of the Board of          September 7, 2000
------------------------------------               Directors
            Jay H. Shidler

                         *                      Director                          September 7, 2000
------------------------------------
            Robert J. Slater

                         *                      Director                          September 7, 2000
------------------------------------
            W. Edwin Tyler

                         *                      Director                          September 7, 2000
------------------------------------
            J. Steven Wilson

*By: /s/ Michael J. Havala
     -------------------------------
            Michael J. Havala
             Attorney-in-Fact

                                  EXHIBIT INDEX


Exhibit
Number                  Description

     4.2 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 10-Q of the Company for the fiscal quarter ended June 30, 1996, File No. 1-13102).

     4.3 Amended and Restated Bylaws of the Company, dated September 4, 1997 (incorporated by reference to Exhibit 1 of the Company's Form 8-K dated September 4, 1997 as filed on September 29, 1997, File No. 1-13102).

     4.4 Rights Agreement, dated as of September 16, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 99.1 of Form 8-A12B as filed on September 24, 1997, File No. 1-13102).

     5* Opinion of Cahill Gordon & Reindel, counsel to the Company, as to the legality of the securities being registered, together with the opinion of McGuireWoods LLP.

     8* Opinion of Cahill Gordon & Reindel, counsel to the Company, as to certain tax matters.

     23.1* Consent of PricewaterhouseCoopers LLP.

     23.2* Consent of Cahill Gordon & Reindel (included in Exhibit 5 and Exhibit
          8).

     23.3* Consent of McGuireWoods LLP (included in Exhibit 5).

     24** Powers of Attorney.

-------------------------------

*        Filed herewith.

**       Previously filed.